

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 8, 2006

By US Mail and Facsimile

Mr. Lars Pearl
Cigma Metals Corporation
1 Edith Place, Coolum Beach
Queensland, Australia, 4573

> **Re: Cigma Metals Corporation**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed November 28, 2006**
> **File No. 333-136755**

Dear Mr. Pearl:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Report of Independent Registered Public Accounting Firm, page F-17

1.   We note that the audit report issued by Dale Matheson Carr-Hilton Labonte
        indicates that the period from inception to December 31, 2004 was reported on by
        other auditors. Please provide an audit opinion that covers that period. We note
        that the audit opinion issued by Ernst & Young LLP on page F-33 opines on the
        consolidated balance sheet as of December 31, 2004 and the consolidated
        statements of stockholders' equity (deficit), operations and cash flows for the year
        ended. It does not state that it audited the period from inception to December 31,
        2004.

Report of Independent Registered Public Accounting Firm, page F-33

2.   We note that the opinion covers the period from inception to December 31, 2004.
        Please clarify whether or not this period was audited.

3.   Please relocate the audit report so that it is disclosed before the annual financial
        statements.

Report of Independent Registered Public Accounting Firm, page F-34

4.   Please explain why this audit report has been included in this filing. We note that
        it opines on the cumulative period from inception to December 31, 2003 and that
        that period is not reported in the annual financial statements disclosed in the
        filing.

5.   We note the disclosure on page 33 that on May 3, 2005 Moore Stephens Ellis
        Foster LTD. entered into a transaction with Ernst & Young LLP (Canada) under
        which certain assets of Moore Stephens Ellis Foster Ltd. were sold to Ernst &
        Young LLP (Canada). Please address each of the following:

        ▪   Please tell us whether or not Moore Stephens Ellis Foster Ltd. continues to
            exist as a separate legal entity.

        ▪   Please tell us whether or not Moore Stephens Ellis Foster Ltd. currently has
            liability insurance coverage.

        ▪   Please tell us whether or not Moore Stephens Ellis Foster Ltd. is currently
            licensed in Vancouver, Canada.

6.   Please relocate the audit report so that it is disclosed before the annual financial statements.

Exhibits

7.   Please update the date of your independent registered public accountants' consents to use its report.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jill Davis at (202) 551-3683 with any questions on the financial statements. Please contact Donna Levy at (202) 551-3292 or, in her absence, me, at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Sierchio, Esq. (via facsimile)
        D. Levy
        J. Davis